Exhibit 1.06

For More Information:

Investor Relations            Media Relations
Monish Bahl            Scot McLeod
CDC Corporation            CDC Software
678-259 8510 678-259-8625
MonishBahl@cdcsoftware.com ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Record Revenues of (U.S.) $91.3 Million and Adjusted Net Income of (U.S.)
$9.85 Million for First Quarter of 2007

Global Software and New Media Business Units Deliver 44 Percent and 31 Percent Annual Revenue
Growth Respectively After Record 2006 Revenue

BEIJING, ATLANTA, June 5, 2007 — CDC Corporation (NASDAQ: CHINA) a leading Global Enterprise Software and New Media Company, today announced its financial results for the first quarter of 2007 ending March 31, 2007.

First Quarter 2007 Highlights:

•	Total Q1 2007 revenue was (U.S.)$91.3 million, an increase of 41.4 percent from (U.S.)$64.6 million in Q1 2006

•	Total Q1 2007 revenue for CDC Software was (U.S.)$76.2 million, an increase of 43.6 percent from (U.S.)$53.0 million in Q1 2006

•	Total Q1 2007 revenue for the New Media Business, (which includes CDC Games, CDC Mobile and Internet Portal and Media revenue) was (U.S.)$15.1 million, an increase of 31.3 percent from (U.S.)$11.5 million in Q1 2006

•	Adjusted net income* was (U.S.)$9.85 million for Q1 2007

•	Unrestricted cash and investments was approximately (U.S.)$364.7 million and debt was approximately $180 million as of March 31, 2007

•	Basic and fully diluted weighted average shares outstanding were approximately 123.1 million and 130.1 million shares respectively for Q1 2007

“We are pleased to report another record revenue quarter, as we continue to execute,” said Peter Yip, CEO of CDC Corporation. “Despite the challenges we faced this quarter, which included the typical seasonal slowdown associated with software companies, challenges confronting the mobile application space in China, as well as our efforts in building a strong pipeline of new games in China, we delivered our best revenue quarter ever, as we demonstrated annual growth of over 41 percent.”

“Our software business has never been stronger including delivering strong first quarter license revenues, in a quarter that is usually the weakest of the year for software companies. We continue to achieve 15-20 percent organic license revenue growth, which we believe is among the strongest in the industry. In fact in the first quarter, our organic license growth was 23 percent. In addition, we continue to make selective and strategic acquisitions as exemplified by our recent acquisition of Saratoga which gives us new industry verticals to target for CRM software. We will continue to make these types of strategic acquisitions that give us new solutions, expand our geographic presence and expand our vertical reach.”

Yip continued, “In my new role as CEO of CDC Games, I will focus on growing CDC Games into one of the leading online games companies around the globe. We plan to leverage our strong balance sheet to expand our acquisition targets not only in China, but also in the US, Europe, Japan and South East Asia. As we are doing with CDC Software, we will leverage our formula for success in CDC Games and focus on synergistic acquisitions as well as organic growth. Our launch schedule for new online games in 2007 is aggressive with several new games planned starting with Special Force in late June. I am very pleased with the success so far in the open beta test of Special Force, the first ever first person shooter game launched in China, and I look forward to the anticipated commercial launch later this month.”

Revenue and Operating Unit Summaries

CDC Corporation
On a consolidated basis, for the first quarter the geographic breakdown of revenues for CDC Corporation is as follows: the Americas contributing 51.4 percent or (U.S.)$47.0 million, Asia Pacific contributing 26.3 percent or (U.S.)$24.0 million, and Europe Middle East and Africa contributing 22.3 percent or (U.S.)$20.4 million.

Sales, marketing, general and administrative expenses were (U.S.)$38.8 million. Research and development was (U.S.)$5.0 million, as the company continues to leverage its off-shore model. Operating income was (U.S.) $0.8 million, and adjusted net income was (U.S.)$9.85 million, or 10.8 percent of revenue.

CDC Software
Total software revenues in Q1 2007 were (U.S.)$76.2 million, an increase of 43.6 percent from (U.S.)$53.1 million in Q1 2006. Software consulting and services revenues were (U.S.)$23.9 million, software license revenues were (U.S.)$14.2 million, maintenance revenues were (U.S.)$17.1 million and business services revenues were (U.S.)$20.9 million. The company believes that the typical decline in software license revenues industry wide between Q4 and Q1 is in excess of 25 percent. Gross margin for CDC Software, excluding non-cash amortization of purchased technology, during Q1 2007 was 49.0 percent.

Software, consulting and services revenues were geographically spread, with the Americas contributing 61.7 percent of the total, Europe Middle East and Africa contributing 26.7 percent and Asia Pacific contributing 11.6 percent.

New customers accounted for 57 percent of total software license revenue for the quarter, with repeat business to existing customers accounting for 43 percent of total software license revenue. The company continues to drive a high percentage of sales with new customers as a result of its strategic positioning as a specialist in targeted vertical industries. Software sales to existing customers were also strong during the quarter with targeted, complementary products acquired in 2006 showing a high degree of appeal among existing customers.

License growth was 60.9% year over year to (U.S.)$14.2 million. Additionally, organic license revenue growth was 23.4 percent in the first quarter of 2007. Organic growth of CDC Software has been accelerated by the company’s acquire-focus-grow strategy and acquisitions that expand the depth of vertical industry solutions. As an example of the success of this strategy, the c360 product line of add-on products, industry solutions, and development tools for the Microsoft Dynamics CRM platform that was acquired in April 2006, exhibited a 173 percent increase in revenue compared to Q1 2006.

In the first quarter of 2007, the company completed the acquisition of Respond, a leading European provider of software applications for improving customer service through the management of complaints and enterprise feedback. Mirroring CDC Software with an established leadership position in key vertical industries, the Respond applications and organization are highly complementary to CDC Software’s Pivotal CRM solutions and the more recently acquired Saratoga CRM solutions. The Saratoga acquisition was announced in April 2007 and adds further depth to the company’s vertical CRM strategy.

New Media Business
With a differentiated combination of online games, mobile applications, and Internet portals and media services, CDC’s New Media Business, which includes China.com, is well positioned to take advantage of the burgeoning demand for online services and entertainment in the China market. The New Media Business Unit is focusing on entertainment for both young adults and professionals by leveraging its extensive distribution network to achieve its growth objectives.

CDC Games
Total online game revenues during Q1 2007 were (U.S.)$9.5 million. Gross margin of online games in the first quarter of 2007 was 64.2 percent, excluding non-cash amortization of purchased technology. The company continues to generate the vast majority of its revenue from Yulgang. However, CDC Games intends to launch several new games in 2007, including Special Force in June.

The company introduced a new version of Yulgang in mid-December 2006 that contributed to an increase in demand in the fourth quarter that did not carry into the first quarter of 2007, typical with new release patterns. In the first quarter, Yulgang’s registered users reached 48.3 million, an increase of 13 percent from Q4 2006. Registered users of the game have now increased to 50 million as of the beginning of May 2007. Average concurrent users increased to 226,000 in Q1 2007 from 219,000 in Q4 2006, while the number of virtual items sold reached 22.2 million, a decrease of 22.6 percent from Q4 2006. Server groups throughout China supporting Yulgang and the Group’s other online games numbered 57, same as Q4 2006.

Additional new games planned for release throughout 2007 are anticipated to further grow both registered and concurrent users. These planned games include Special Force, Chaosgem, Deco Online, Xeros, Stone Age II and The Lord of the Rings Online™. In addition, in 2007, the company intends to launch several casual games including those targeted toward sporting events that will leverage the Olympics arrival in China in 2008.

The company plans to commercially launch Special Force by the end of June. The company has seen strong initial results from the open beta trials recently hosted in the China market. The company has announced that Special Force has already attracted over 1 million registered users.

Turbine, the developer of Lord of the Rings, together with Midway, launched the game in the United States and Europe in April. In addition to the six new games planned for launched in 2007, the company has also invested in games developers Auran and MGames. These investments are planned to result in additional game launches in 2008 and beyond and also enable CDC Games to expand into game development as well as distribution.

CDC Games also announced the establishment of a subsidiary called CDC Games Studio. This move accelerates CDC Games’ expansion into the development of original online games for the China market. CDC Games Studio expands the scope of the company’s previous Online Games Developer Partner Program which was funded by up to $100 million and focused on investments in strategic games development partners. CDC Games Studio will place strategic investments with selected game developers and also support emerging games developers with the resources they need to rapidly develop new innovative games.

CDC Mobile
As noted in previous announcements in 2006, the mobile application industry has been impacted by regulatory changes in China. Total mobile revenues during Q1 2007 were (U.S.)$3.5 million, a decline of 59.1% from (U.S.)$8.6 million in Q1 2006, as this segment was hurt by continuing regulatory changes in China. Gross margin in Q1 2007 was 62.2%, compared to 58.3% in the same quarter last year.

The company believes that the regulatory environment for the mobile industry will continue to be challenging. Management remains confident in the long term future of the industry but expects conditions to remain difficult for the entire mobile sector over the next few quarters. CDC Mobile will continue to work hard to explore various strategies to help weather these demanding times. These initiatives include preparing for 3G in China. During the quarter, CDC Corporation announced the creation of a (U.S.) $100 million investment program whereby its business unit, CDC Mobile, will seek strategic investment opportunities in leading 3G content providers in North Asia and Europe as well as the creation of new original content for the 3G marketplace.

As part of the 3G investment program, CDC Mobile announced it intends to make a strategic investment in a leading 3G content provider in Japan that holds the license to publish mobile versions of more than 1,300 comic titles by approximately 470 authors in Japan. The company believes that this investment and other similar potential investments will help it become both a leading content provider in large early adopting 3G countries, as well as give it a better understanding for the rollout of 3G in China. One of the company’s strategies is to position itself for ‘first-mover advantage’ in the 3G market in China, which continues to be the largest and fastest growing mobile market in the world.

Also during the first quarter of 2007, CDC Mobile worked with a number of top tier content providers on three mobile games. One of the mobile games, “Mocca Beans”, has been launched as the first “free to play, pay for merchandise” mobile game in China in April 2007.

To further expand mobile content offerings, CDC Mobile has entered into agreements with one of the major eBook distributors in China to provide eBook services to mobile subscribers. More than one hundred eBooks are now available for download to mobile phones. The company has also further broadened its marketing channels by partnering with one of the major luxury furniture clubs in China to provide up-to-date information to paying subscribers.

Internet Portal and Media Services
Total revenues for the Internet Portal and Media Services group during Q1 2007 were (U.S.)$2.1 million, down 30.0 percent from (U.S.)$2.95 million in the first quarter of 2006. Gross margin for the portal and media services during Q1 2007 was 64.6 percent.

The company continues to strengthen the role of its portal as China’s portal for professionals and a strategic foundation for the CDC New Media Business unit. During the first quarter of 2007, the portal business continued to show encouraging improvement, especially in terms of advertising sales. Portal revenue in the first quarter increased 52 percent from the same period in 2006.

As previously announced, the company formed a strategic partnership with Google in July 2006. Building on the success of this partnership, Google is now placing advertisements on the China.com portal to promote its search engine in China. The two companies are also exploring new areas for cooperation. Additionally, China Mobile, the largest mobile operator in China with more than 300 million mobile subscribers, is now placing video ads on the China.com portal to promote its products and services to business professionals, its core user base.

Outlook

2007 Guidance
Based on current estimates, CDC Corporation anticipates revenues in the range of $415 million to $420 million for fiscal 2007, an increase of over 35 percent from 2006 revenues. The company anticipates adjusted net income of $57 million to $62 million in 2007.

###

* Reconciliation of GAAP Net Income to Non-GAAP Net Income
(amounts in thousands of U.S. dollars):
Period	Q1 2007
GAAP Net Income (loss)	209
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	5,003
Add back stock compensation expenses	2,279
Add back deferred tax impact related to acquisition of subsidiaries	770
Add back restructuring expense	764
Add back acquisition related bonus expenses	825

Net income – Non-GAAP	9,850

Historical Financials
As a result of the company’s pending restatement announced on May 18, 2007, the company cannot provide complete historical year over year comparisons until it files with the SEC amended results for the three years ending December 31, 2005 and final results for December 31, 2006. The company currently anticipates these SEC filings will be completed by June 30, 2007. Except for the comparison of revenues from Q1 2007 to Q1 2006 presented herein, you should not compare other Q1 2007 results with any previously announced results from 2003 – 2006.

The financial information presented in this press release is unaudited.

Adjusted Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles, (“GAAP), the company uses Non-GAAP financial measure for net income. This Non-GAAP measure is provided to enhance the user’s overall understanding of the company’s current financial performance and prospects for the future. The company believes this Non-GAAP metric provides useful information to both management and investors. Although the company includes GAAP net income in this release, it believes the inclusion of Non-GAAP adjusted net income provides further clarity in its financial reporting. This Non-GAAP Financial measure may be different from Non –GAAP financial measures used by other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The company defines adjusted net income as net income adjusted for certain purchase accounting related charges and acquisition related bonus payments made based on the acquired entities operating performance for a period following the acquisition. The purchase accounting changes are primarily related to the non-cash amortization of acquisition related intangibles and non-cash tax charges related to our utilization of acquired tax net operating loss carry forwards. Restructuring charges typically result as we consolidate acquired companies to achieve operational synergies.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com is a leading operator of Internet portals serving a broad range of audiences in China.  In 2006, the company was chosen as the first to host Google’s Video Adsense, serving video ads targeted at China’s English-speaking audience.  China.com has also been appointed by the Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games.  China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000.  In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with 50 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the guidance forecasts presented herein, the impact of new acquisitions, the ability use of our enterprise software products will enhance operational efficiency, better corporate memory, improve sales performance, increase business volumes and bring key features and functionality to business problems, the pipeline of future on-line games, the effect of government effort to regulate the MVAS and online gaming markets in China, the prospects of our CDC Games Studio and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products and online games; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.